22 March 2005	Page 1 of 1
Press release

Published Tuesday 22 March 2005, at 14:00 CET

Change of Sanitec’s President and CEO

Dr. Rainer S. Simon, BC Partners and EQT have agreed that Rainer S. Simon will leave his position as President and CEO of Sanitec at the closing of the sale of Sanitec Corporation by funds advised by BC Partners to the EQT IV fund.

As of the closing of the transaction, Mr. Lennart Sundén will follow Dr. Rainer Simon as new President and CEO of Sanitec Corporation. Lennart Sundén is Swedish and was born in 1952. From 1977 until 1998 he worked in various positions at Electrolux, including President of Floor Care and Light Appliances in 1993-1998. In 1998-2004 he held the position of President and CEO of Swedish Match AB.

For more information, please contact:

Mr Lennart Sundén

Tel. +46 70 782 3270

Sanitec is a European multi-brand group that designs, manufactures and markets bathroom ceramics and bath and shower products. The Group is based around locally well known brands, which have strong positions and deep roots in the bathroom business, and is well positioned as a leading European provider for bathroom solutions.

In 2003, Sanitec’s net sales amounted EUR 951.1 million. The Group employs around 7,100 people, mainly in Europe. The 28 production plants are located in Europe whereas the sales and marketing network operates world-wide.